SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd.

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Explanatory Note:

The Registrant is furnishing this Report on Form 6-K to provide its unaudited interim financial statements for the six months ended June 30, 2025.

Financial Statements and Exhibits.

The following exhibit is attached.

Exhibit	Description
99.1	Nisun International Reports Unaudited Financial Results for the First Half of 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: December 29, 2025	By:	/s/ Xin Liu
	Name:	Xin Liu
	Title:	Co-Chief Executive Officer

	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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